Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
DEC 04 2007
WASH, D.C. 210 SECTION

07028477

Our Ref: LB/CS/24/3

Your Ref: 82-2782

28 November 2007

Dear Sirs

RE: Stock Exchange Announcement(s)

Please find enclosed copies of the following stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Rule 2.10 Announcement
- Half Year Results Announcement
- Recommended proposals for the acquisition of Kelda Group plc by Saltaire Water Limited

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

PROCESSED
DEC 07 2007
THOMSON FINANCIAL

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Rule 2.10 Announcement
Released	07:01 23-Nov-07
Number	35141

Kelda Group plc

Rule 2.10 Announcement

In accordance with Rule 2.10 of the Code, Kelda Group plc ("Kelda") confirms that at close of business on 22 November 2007 it has 275,788,770 ordinary shares of 20 2/9 pence each ("Ordinary Shares") in issue. The International Securities Identification Number for Kelda's Ordinary Shares is GB00B1KQN728. Kelda also has 5,167,670 non-cumulative preference shares of 1 penny each ("B Shares") in issue. The International Securities Identification Number for Kelda's B Shares is GB00B1L0L240.

Enquiries:

Stuart McFarlane
Company Secretary
Tel: 01274 804159

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Kelda by any potential offeror or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the

Panel.

END

Close

KELDA GROUP PLC

Half Year Results Announcement
for the six months ended 30 September 2007

HIGHLIGHTS

* Continued strong performance from the Yorkshire Water business

* Further growth from Kelda Water Services

* Industry leading improvements in customer service and operations

KEY FIGURES

	2007	2006	Increase
Group revenue	£434.9m	£411.7m	5.6%
Group operating profit from continuing operations	£184.8m	£170.0m	8.7%
Adjusted earnings per share (excluding deferred tax)	32.4p	27.1p	19.6%
Interim dividend per share	10.65p	9.25p	15.1%

For further information contact:

Martin Towers, Kelda Group 020 7155 4273
Peter Hewer, Tulchan Communications 020 7353 4200

A copy of this results announcement will be available on the Kelda Group website at www.keldagroup.com.

Commenting on the results, Kelda Chairman John Napier said:

"A strong start to the year where efficiency and service gains were made despite testing flood related operational conditions."

CHIEF EXECUTIVE'S REVIEW

Overview

The group has progressed extremely well in a period that witnessed testing operational circumstances, caused by exceptional weather conditions. 2007/08 is the peak year for the capital investment programme, and the first six months have seen significant investment. Our focussed strategy continues to work to the benefit of all our stakeholders.

Group financial performance

The first half of the year has produced solid financial results, with progress being made in a number of areas. Group revenue from continuing operations, excluding associates, was £434.9m, of which Yorkshire Water's regulated business contributed 90%. Group operating profit from continuing operations was £184.8m.

The increase in profitability reflects the underlying strength of the group's core business of Yorkshire Water and steady organic growth in Kelda Water Services ('KWS'). The increase in Yorkshire Water's profit reflects the 7.9% tariff increases coupled with the continuing drive for efficiency savings. Energy costs, which increased dramatically last year, have fallen slightly in the current half year. The energy for the remainder of the year has been forward purchased.

Group operating profit includes exceptional costs of £5.8m, relating primarily to the costs associated

with the return of capital that was successfully completed during this period.

The increase in net interest payable of 18.9% to £59.2m reflects the increase in net debt following the return of capital. Group interest cover was 3.1 times (2006: 3.4 times) and cash interest cover was 3.5 times (2006: 4.2 times).

As a result of the above, group profit on continuing activities before taxation increased to £125.6m (2006: £120.2m).

Our exit from the US is now substantially complete. A re-appraisal of the exit provision, established at 31 March 2007, has led to a further provision of £3.9m, included within discontinued operations.

Taxation

The group's taxation credit of £1.0m comprises a charge of £31.3m for current tax and a credit of £32.3m for deferred tax. The latter includes a credit of £40.0m for a recalculation of our deferred tax balance due to the change of tax rate from 30% to 28%, with effect from 1 April 2008. This recalculation has distorted the tax charge and basic earnings per share figures for the current year, and so to give greater comparability, adjusted earnings per share figures excluding deferred tax have been highlighted.

Excluding the effect of this recalculation, the effective tax rate is 31.0% (2006: 30.3%), which has been calculated based on the expected effective rate for the full year.

Earnings per share and dividends

Adjusted earnings per share for the period are 32.4p (2006: 27.1p). This excludes exceptional items, impairment charges and deferred tax. Basic earnings per share are 39.7p (2006: 21.7p).

An interim dividend of 10.65p (2006: 9.25p) will be paid on 4 January 2008 to shareholders on the register on 7 December 2007. This dividend, which has increased by 15.1%, has been adjusted to take account of the return of capital and share consolidation.

Balance sheet

The return of capital to shareholders resulted in a reduction to shareholders' funds of approximately £750m, with a corresponding increase in borrowings. This has increased the group's balance sheet gearing from 57.9% to 76.2%.

Group net debt at 30 September 2007 was £2,493.6m, an increase of £595.5m compared with the prior year. Cash generated by continuing operations in the period was £291.8m (2006: £290.4m), which helped to finance capital payments of £209.8m (2006: £171.6m).

Pensions

At 30 September 2007, the group held a pension surplus under IAS 19 of £33.1m (2006: deficit of £84.7m). Part of this improvement is as a result of the £50m one-off payment in March 2007.

The triennial actuarial valuation of the pension scheme as at 31 March 2007 has been completed. The funding deficit has decreased significantly from £107m in 2004 to £10m and it is planned to be eliminated over the five year period to March 2013. Whilst company pension contributions to eliminate the deficit are reduced, the future service cost has increased, leaving overall a modest reduction in company pension contributions from 1 April 2008.

Yorkshire Water

Regulated revenue in the period increased to £392.0m (2006: £368.9m). Operating profit increased by 9.8% to £184.4m (2006: £168.0m) and additions to capital expenditure of £189.0m (2006: £151.6m) are running at a higher level this year.

Yorkshire Water faced a difficult summer, with poor weather and flooding affecting operational assets across the region. The unprecedented rainfall was a major challenge to the business. The financial impact of flooding, particularly around property damage, is expected to be substantially mitigated by insurance and will be quantified with the year end results. An impact upon measured income was

also noted during the period.

Yorkshire Water was ranked second in Ofwat's OPA table in 2006/07 for the second year running, an exceptional performance. Yorkshire Water is the only company that has not been out of the top four since 2001, and has been in the top three for three years running. Customer service has also remained high, with the number of written complaints received falling to 23 complaints per 10,000 customers, compared to the average number across all water companies of 80 per 10,000 customers.

Programmes to improve the quality of service and efficiency have continued throughout the period, in particular our Clearwater and 2020 schemes. Yorkshire Water strives to outperform financial and other targets set by Ofwat.

UK service operations and KeyLand

UK service operations includes KWS, a leading UK water and waste water contract operations company, Loop and Safe-Move. Revenue from these businesses, including our share of associates' and joint ventures' revenue, amounted to £100.6m (2006: £64.1m) and operating profit to £7.3m (2006: £5.2m).

KWS continued to grow during the period, with increases of 60.4% in revenue and 25.6% in operating profit. The contract to initially construct water treatment facilities for Water Service Northern Ireland, and then to operate them, is ahead of schedule and has contributed to the results.

Loop continued to support Yorkshire Water in meeting Ofwat targets and has enjoyed a successful period of rising scores in the Ofwat Customer Satisfaction Survey.

KeyLand recorded revenue of £49.5m (2006: £2.0m) and operating profit of £5.6m (2006: £1.2m), representing an improved performance against comparative figures.

During the period, KeyLand entered into a joint venture arrangement with Evans of Leeds to develop a significant site at Knostrop in the Aire Valley to the east of Leeds. The project will contribute to the regeneration of this area, and management is confident of its potential to be successful.

Principal risks and uncertainties

The group considered its principal risks and uncertainties to be changes to the regulatory environment, changes to legislation, climatic changes, social influences and supplier markets.

In the next six months, certain developments are expected in relation to the regulatory environment including finalisation of the Ofwat framework document relating to setting price limits for 2010-2015.

Further detail on the risks and uncertainties is included in the annual financial statements for the year ended 31 March 2007.

Kevin Whiteman
Chief Executive

Group income statement

		Unaudited		Audited
		Six months ended		Year ended
		30 Sep 2007	30 Sep 2006	31 Mar 2007
	Note	£m	£m	£m
Group revenue	2	434.9	411.7	832.6
Operating costs		(243.7)	(241.5)	(494.6)
Exceptional items		(5.8)	-	-
Group operating profit before share of associates and		185.4	170.2	338.0

	Note			
Share of associates' and joint ventures' (loss)/profit after tax		(0.6)	(0.2)	0.2
Group operating profit from continuing operations	2	184.8	170.0	338.2
Investment income		32.0	25.6	64.1
Finance costs		(91.2)	(75.4)	(161.1)
Profit from continuing operations before taxation		125.6	120.2	241.2
Tax credit/(expense)	3	1.0	(36.4)	(69.5)
Profit for the period from continuing operations		126.6	83.8	171.7
Discontinued operations				
Loss for the period	10	(3.9)	(6.1)	(20.4)
Profit for the period attributable to equity shareholders	8	122.7	77.7	151.3
Basic EPS on profit for the period	4	39.7p	21.7p	42.3p
Basic adjusted EPS excluding deferred tax on profit for the period	4	32.4p	27.1p	61.4p
Basic EPS on profit from continuing operations for the period	4	40.9p	23.4p	48.1p
Diluted EPS on profit for the period	4	39.5p	21.6p	42.1p
Diluted adjusted EPS excluding deferred tax on profit for the period	4	32.2p	27.0p	61.2p
Diluted EPS on profit from continuing operations for the period	4	40.7p	23.3p	47.9p
Dividends paid per share in the period		23.0p	21.6p	30.85p
Dividends proposed per share in the period		10.65p	9.25p	32.25p

Group statement of recognised income and expense

	Unaudited		Audited
	Six months ended		Year ended
	30 Sep 2007	30 Sep 2006	31 Mar 2007
	£m	£m	£m
Recycling of losses on cash flow hedges to the income statement	(2.8)	-	(2.9)
Gains on hedges taken to equity	-	4.3	19.1
Exchange differences on retranslation of foreign operations	(1.4)	(4.4)	(7.9)
Actuarial gains/(losses) in respect of defined benefit pension and other post-retirement benefits	19.3	(23.1)	26.1
Tax on items taken directly to equity	(4.6)	5.9	(12.7)
Other	(0.6)	-	(2.8)
Total of items taken directly to equity	9.9	(17.3)	18.9
Profit for the year attributable to equity shareholders	122.7	77.7	151.3
Total recognised income and expense for the period	132.6	60.4	170.2

Group balance sheet

	Note	Unaudited At 30 Sep 2007 £m	2006 £m	Audited At 31 Mar 2007 £m
Non-current assets				
Intangible assets	5	14.2	14.2	14.5
Property, plant and equipment	5	4,073.6	3,861.4	3,975.3
Investments in associated undertakings and joint ventures		1.1	1.6	2.0
Loans to associated undertakings and joint ventures		24.8	19.4	21.2
Retirement benefits surplus		33.1	-	7.3
		4,146.8	3,896.6	4,020.3
Current assets				
Inventories		0.7	0.6	0.6
Trade and other receivables		228.3	150.2	157.2
Cash and cash equivalents	6	10.5	16.4	102.0
Assets included in disposal groups held for sale		-	602.1	596.0
		239.5	769.3	855.8
Total assets		4,386.3	4,665.9	4,876.1
Current liabilities				
Trade and other payables		(326.4)	(254.0)	(241.3)
Tax liabilities		(48.9)	(43.4)	(35.6)
Short term borrowings		(144.3)	(333.5)	(314.1)
Liabilities included in disposal groups held for sale		(8.0)	(256.0)	(285.0)
		(527.6)	(886.9)	(876.0)
Non-current liabilities				
Long term borrowings		(2,359.8)	(1,580.9)	(1,769.5)
Long term payables		(63.2)	(69.5)	(76.0)
Financial liabilities		(1.2)	-	(0.5)
Deferred grants and contributions on depreciated assets		(78.0)	(80.8)	(79.4)
Provisions		(1.0)	(3.9)	(1.2)
Deferred tax liabilities		(578.7)	(576.8)	(611.0)
Retirement benefits obligation		-	(84.7)	-
		(3,081.9)	(2,396.6)	(2,537.6)
Total liabilities		(3,609.5)	(3,283.5)	(3,413.6)
Net assets		776.8	1,382.4	1,462.5
Capital and reserves				
Issued share capital	9	55.9	55.8	55.8
Share premium account	8	13.1	16.7	16.7
Reserves	8	707.8	1,309.9	1,390.0
Total equity attributable to equity holders of the parent	8	776.8	1,382.4	1,462.5

Group cash flow statement

	Note	Unaudited Six months ended 30 Sep 2007 £m	Unaudited Six months ended 30 Sep 2006 £m	Audited Year ended 31 Mar 2007 £m
Cash generated by continuing operations		291.8	290.4	489.4
Income taxes paid		(21.5)	(24.9)	(42.7)
Interest paid		(78.0)	(54.4)	(101.0)
Cash flows from discontinued operations		-	37.7	38.4
Net cash inflow from operating activities		192.3	248.8	384.1
Investing activities				
Interest received		5.7	4.6	10.6
Loans to associates and joint ventures		(3.1)	(0.7)	(2.1)
Proceeds on disposal of subsidiaries	10	314.2	-	-
Proceeds on disposals of property, plant and equipment		1.8	1.0	6.2
Purchases of property, plant and equipment		(209.8)	(171.6)	(358.7)
Capital grants and contributions		9.3	5.0	25.1
Cash flows from discontinued operations		-	(21.5)	(34.3)
Net cash used in investing activities		118.1	(183.2)	(353.2)
Financing activities				
Dividends paid		(82.0)	(76.8)	(109.7)
Payments under the B share scheme		(738.3)	-	-
Repayment of 5.25% Eurobond		-	-	(401.3)
Proceeds from issuance of bonds		600.0	-	250.0
(Repayments of)/proceeds from other borrowings		(179.5)	0.9	358.9
Repayment of obligations under finance leases and hire purchase agreements		(2.1)	-	(62.3)
Repurchase of own shares		-	(59.3)	(59.3)
Cash and cash equivalents attributable to discontinued operations		(9.4)	-	9.5
Net cash used in financing activities		(411.3)	(135.2)	(14.2)
Net (decrease)/increase in cash and cash equivalents		(100.9)	(69.6)	16.7
Cash and cash equivalents at beginning of the year		111.4	95.7	95.7
Effect of foreign exchange rate changes on cash and cash equivalents		-	(0.7)	(1.0)
Cash and cash equivalents at the end of the year	6	10.5	25.4	111.4

Notes to the half-yearly financial information

The figures for the year ended 31 March 2007 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts which were prepared in accordance with IFRSs as adopted by the European Union. The auditors' report on those accounts, which have been filed with the Registrar of Companies, was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The financial information for the half year ended 30 September 2007 and the equivalent period in 2006 has not been audited.

The half-yearly financial information was approved for issue by the board of directors on 26 November 2007.

1. Basis of preparation

The half-yearly financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 "Interim Financial Reporting" as adopted by the European Union. The accounting policies, methods of computation and presentation are consistent with those of the annual financial statements for the year ended 31 March 2007, as described in those annual financial statements. The half-yearly financial report should be read in conjunction with these annual financial statements.

No new standards, amendments or interpretations which will have a material impact on the financial statements have been adopted in the period.

2. Segmental analysis

	Unaudited Six months ended				Audited Year ended	
	30 Sep 07		30 Sep 06		31 Mar 07	
	External revenue	Total operating profit	External revenue	Total operating profit	External revenue	Total operating profit
	£m	£m	£m	£m	£m	£m
UK regulated water services	392.0	184.4	368.9	168.0	741.1	332.7
UK service operations						
- Group	42.9	3.9	40.8	3.2	85.1	5.6
- Associates and joint ventures	57.7	3.4	23.3	2.0	45.8	5.1
UK service operations sub-total	100.6	7.3	64.1	5.2	130.9	10.7
KeyLand						
- Group	15.5	5.8	2.0	1.3	6.4	4.3
- Associates and joint ventures	34.0	(0.2)	-	(0.1)	0.5	-
KeyLand sub-total	49.5	5.6	2.0	1.2	6.9	4.3
Total	542.1	197.3	435.0	174.4	878.9	347.7
Reallocation to other operating income	(15.5)	-	-	-	-	-
Unallocated corporate expenses	-	(2.9)	-	(2.3)	-	(4.6)
Less exceptional items	-	(5.8)	-	-	-	-
Less associates' and joint ventures' revenue	(91.7)	-	(23.3)	-	(46.3)	-
Less associates' and joint ventures' interest and tax	-	(3.8)	-	(2.1)	-	(4.9)
Group revenue and operating profit from continuing operations	434.9	184.8	411.7	170.0	832.6	338.2

Discontinued operations						
US operations	14.4	1.2	53.0	23.0	99.4	41.6
Interest and tax on discontinued operations		(1.2)		(8.2)		(16.5)
Profit on discontinued operations		-		14.8		25.1
Income statement charge relating to US exit		(3.9)		(20.9)		(45.5)
Loss for the period (note 10)		(3.9)		(6.1)		(20.4)

The sale of Aquarion's regulated water business was announced on 1 May 2007. The completion of the sale of Aquarion Operating Services, which was excluded from the original sale, was announced on 23 July 2007. Both divisions were treated as discontinued for the period of ownership during the period.

Operating costs are shown net of other operating income, which incorporates profits in respect of the group's property sales including those made by KeyLand.

Exceptional items (included within group operating profit) relate primarily to the costs associated with the return of capital that was completed during the period.

The directors do not consider the underlying businesses to be subject to significant seasonal fluctuations.

3. Tax credit/(expense)

		Unaudited		Audited
		Six months ended		Year ended
		30 Sep 2007	30 Sep 2006	31 Mar 2007
		£m	£m	£m
Tax relating to continuing operations:	Current tax	(31.3)	(31.8)	(49.6)
	Deferred tax	31.5	(4.6)	(22.8)
Prior period adjustments:	Current tax	-	-	1.4
	Deferred tax	0.8	-	1.5
		1.0	(36.4)	(69.5)

The group's current tax expense comprises corporation tax calculated at the estimated effective tax rates for the year.

Deferred tax includes a credit of £40.0m as a result of the change in the rate of corporation tax from 30% to 28% from 1 April 2008 onwards.

A deferred tax charge in relation to actuarial and hedging gains and losses of £4.6m (2006: credit of £5.9m) has been recognised directly in reserves.

4. Earnings per share

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 309.4m (2006: 358.7m) and of diluted EPS is 310.6m (2006: 360.0m). See note 9 for details of the number of shares in issue.

	Unaudited		Audited
	Six months ended		Year ended
	30 Sep 2007	30 Sep 2006	31 Mar 2007
	p	p	p
Basic earnings per share on profit for the period	39.7	21.7	42.3
Basic earnings per share on profit from continuing operations	40.9	23.4	48.1

for the period			
Basic adjusted earnings per share on profit for the period	42.8	25.7	55.1
Basic adjusted earnings per share (excluding deferred tax) on profit for the period	32.4	27.1	61.4
Diluted earnings per share on profit for the period	39.5	21.6	42.1
Diluted earnings per share on profit from continuing operations for the period	40.7	23.3	47.9
Diluted adjusted earnings per share on profit for the period	42.6	25.6	54.9
Diluted adjusted earnings per share (excluding deferred tax) on profit for the period	32.2	27.0	61.2

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The ordinary shares held in the ESOT are excluded from the weighted average number of shares for this purpose.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has only one category of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year.

Adjusted EPS is calculated by adding back exceptional costs incurred including the impairment charge relating to the disposal of Aquarion.

Adjusted EPS excluding deferred tax is calculated as above and also adjusts for deferred tax.

5. Capital expenditure

	Unaudited 6 months ended				Audited Year ended	
	30 Sep 2007		30 Sep 2006		31 Mar 2007	
	Intangible assets	Tangible assets	Intangible assets	Tangible assets	Intangible assets	Tangible assets
	£m	£m	£m	£m	£m	£m
Opening net book amount at 1 April 2007	14.5	3,975.3	15.0	3,798.6	15.0	3,798.6
Additions	-	183.2	-	145.4	-	347.7
Disposals	(0.3)	(0.7)	(0.8)	(0.2)	(0.5)	(5.7)
Depreciation, amortisation and other movements	-	(84.2)	-	(82.4)	-	(165.3)
Closing net book amount at 30 September 2007	14.2	4,073.6	14.2	3,861.4	14.5	3,975.3

At 30 September 2007, the group was committed to contracts for property, plant and equipment of £328.8m.

6. Cash and cash equivalents

	Unaudited Six months ended		Audited Year ended
	30 Sep 2007	30 Sep 2006	31 Mar 2007
	£m	£m	£m
Cash at bank and in hand	10.5	0.3	39.6
Short term deposits	-	27.9	71.8
Total cash and cash equivalents	10.5	28.2	111.4
Cash and cash equivalents attributable to discontinued operations	-	(11.8)	(9.4)
Cash and cash equivalents attributable to continuing operations	10.5	16.4	102.0

7. Analysis of movement in net debt

	Unaudited Six months ended 30 Sep 2007 £m	Unaudited Six months ended 30 Sep 2006 £m	Audited Year ended 31 Mar 2007 £m
(Decrease)/increase in cash and cash equivalents in the period	(91.5)	(70.0)	14.1
Decrease in short term debt	169.8	99.6	116.2
Increase in long term debt	(590.3)	(96.6)	(293.8)
Currency translation and other non cash differences	-	4.0	12.8
Movement in net debt in the period	(512.0)	(63.0)	(150.7)
Net debt at the beginning of the period	(1,981.6)	(1,953.6)	(1,953.6)
Net debt at the end of the period	(2,493.6)	(2,016.6)	(2,104.3)
Less debt held within operations to be discontinued	-	118.5	122.7
Debt within continuing operations	(2,493.6)	(1,898.1)	(1,981.6)

During the period, the group issued index linked bonds of £250m and fixed rate bonds of £350m. The index linked bonds expire between 2050 and 2058. The fixed rate bonds expire between 2027 and 2037.

8. Reconciliation of group movements in equity

Unaudited Six months ended 30 Sep 2007

	Issued capital £m	Share premium £m	Capital redemption reserve £m	Total capital reserve £m
Shareholders' funds at start of period	55.8	16.7	147.9	220.4
B shares redeemed	0.1	(3.6)	3.5	-
Shareholders' funds at end of period	55.9	13.1	151.4	220.4

Unaudited Six months ended 30 Sep 2007

	Investment in own shares £m	Hedging reserve £m	Translation reserve £m	Share-based payment reserve £m	Retained earnings £m	Total non-capital reserves £m
Shareholders' funds at start of period	(6.7)	1.9	2.7	4.5	1,239.7	1,242.1
Transfer from the income statement	-	-	-	-	122.7	122.7
Dividends approved and paid	-	-	-	-	(82.0)	(82.0)
B share scheme	3.8	-	-	-	(742.1)	(738.3)
Treasury shares disposed of through vesting of share schemes	0.7	-	-	(0.5)	-	0.2
Share based payment charge	-	-	-	0.7	-	0.7

Tax on treasury shares disposed of and share based payment charge	-	-	-	1.1	-	1.1
Total included in the group statement of recognised income and expenditure	-	(2.0)	(1.4)	-	13.3	9.9
Shareholders' funds at end of period	(2.2)	(0.1)	1.3	5.8	551.6	556.4

	Unaudited			Unaudited	Audited
	Six months ended			Six months ended	Year ended
	30 Sep 07			30 Sep 06	31 Mar 07
	Total capital reserve	Total non-capital reserves	Total	Total	Total
	£m	£m	£m	£m	£m
Shareholders' funds at start of period	220.4	1,242.1	1,462.5	1,457.0	1,457.0
Transfer from the income statement	-	122.7	122.7	-	151.3
Dividends approved and paid	-	(82.0)	(82.0)	(76.8)	(109.7)
B share scheme	-	(738.3)	(738.3)		
Share buy-back	-	-	-	(59.3)	(59.3)
Treasury shares disposed of through vesting of share schemes	-	0.2	0.2	-	2.3
Share based payment charge	-	0.7	0.7	1.1	1.9
Tax on treasury shares disposed of and share based payment charge	-	1.1	1.1	-	0.1
Total included in the group statement of recognised income and expenditure	-	9.9	9.9	(77.7)	18.9
Shareholders' funds at end of period	220.4	556.4	776.8	1,244.3	1,462.5

9. Share capital

	Number of ordinary shares	15 5/9p shares	20 2/9p shares	B shares
		£	£	£
Capital				
Opening balance as at 1 April 2007	358,525,396	55,770,617	-	-
Issue of shares	5	-	-	-
Issue of new 20 2/9p shares	(82,736,631)	(55,770,617)	55,770,617	3,585,254
Cancellation of B shares	-	-	-	(3,533,577)
Closing balance as at 30 September 2007	275,788,770	-	55,770,617	51,677
Opening balance as at 1 April 2006	366,370,396	56,990,950	-	-
Share buy back	(7,845,000)	(1,220,333)	-	-
Closing balance as at 30 September 2006	358,525,396	55,770,617	-	-

During the period, a capital return to shareholders was made by way of the B share scheme totalling £742.1m. Of that, £479.3m was initial dividend payments and £262.8m was share redemption. The B shares which received

the initial dividend were subsequently converted into deferred shares, redeemed at the close of business on 2 July 2007 for a total aggregate consideration of one penny and then cancelled. At 30 September 2007, £51,677 of the capital return via the scheme was outstanding and held in share capital.

In addition, there was a consolidation of the ordinary shares of the company, whereby for every 13 existing ordinary shares of 15 5/9p each held on 18 June 2007, shareholders received 10 new ordinary shares of 20 2/9p each. As a result, the number of ordinary shares in issue was reduced by 82,736,631.

10. Discontinued operations

During the period, the group disposed of its holding in Aquarion, its regulated water business, and Aquarion Operating Services for total consideration of £314.2m.
Both operations have been treated as discontinued in the period.

The results of these operations which are included within the group's results for the period are summarised below:

	Unaudited		Audited
	Six months ended		Year ended
	30 Sep 2007	30 Sep 2006	31 Mar 2007
	£m	£m	£m
Revenue	14.4	53.0	99.4
Expenses	(13.2)	(30.0)	(57.8)
Operating profit	1.2	23.0	41.6
Impairment charge	(3.9)	(20.9)	(45.5)
Investment income	-	1.9	3.7
Finance costs	(1.1)	(6.1)	(14.0)
Loss before tax for discontinued operations	(3.8)	(2.1)	(14.2)
Tax expense	(0.1)	(4.0)	(6.2)
Loss for the period from discontinued operations (note 2)	(3.9)	(6.1)	(20.4)

At the period end, liabilities of £8.0m in relation to these businesses were included in the liabilities of the group.

11. Related parties

All transactions with related parties, including those with joint ventures and associates, were completed at arms length and on commercial terms.

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Offer for Kelda Group plc
Released	12:39 26-Nov-07
Number	49281

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

FOR IMMEDIATE RELEASE

26 November 2007

Recommended proposals for the acquisition of Kelda Group plc by Saltaire Water Limited

Summary

- The boards of directors of Saltaire Water and Kelda are pleased to announce that they have reached agreement on the terms of the recommended Proposals (comprising the Ordinary Scheme Proposals and the B Scheme Proposals) by which all of the issued and to be issued share capital of Kelda will be acquired by Saltaire Water.

- Saltaire Water is a newly incorporated company formed at the direction of Citi Infrastructure Investors, a unit of Citigroup Alternative Investments LLC ("CII"), GIC Special Investments Pte Ltd ("GIC SI"), Infracapital Partners LP ("Infracapital") and HSBC Bank plc ("HSBC") (together, the "Consortium") for the purposes of making the Proposals.

- Kelda provides water and waste water services to customers in the UK, employing over 3,000 people. Yorkshire Water is Kelda's main subsidiary, providing water and waste water services to more than 4.7 million people and 140,000 businesses. Kelda's principal non regulated business, Kelda Water Services Limited, focuses on water, waste water and business services.

- Under the Ordinary Scheme Proposals, Ordinary Shareholders will receive 1090 pence in cash for each Ordinary Share. Ordinary Shareholders on the register of members on 7 December 2007 will also be entitled to retain the Interim Dividend, announced today, of 10.65 pence in cash for each Ordinary Share in respect of the six months ended 30 September 2007, which is expected to be paid on 4 January 2008. A Loan Note Alternative will also be made available to shareholders (other than Restricted Overseas Persons and US Persons).

- The amount Ordinary Shareholders will receive under the Ordinary Scheme Proposals and the Interim Dividend (to the extent that they are entitled to receive the Interim Dividend) represents 1100.65 pence in cash for each Ordinary Share, a premium of:

  - 17.5 per cent. (16.3 per cent. excluding the Interim Dividend) to the price per Ordinary Share of 937 pence at the close of business on 21 November 2007 (being the last Business Day prior to the announcement by Kelda that it had received an approach from the Consortium); and

  - 21.7 per cent. (20.5 per cent. excluding the Interim Dividend) to the average middle market price of approximately 904.5 pence per share for the six months to 21 November 2007.

- The consideration to be received under the Ordinary Scheme Proposals and the Interim Dividend values Kelda's existing issued ordinary share capital at approximately £3,035.5 million.

- Under the B Scheme Proposals, B Shareholders will receive 210 pence in cash for each B Share plus a cash sum equal to the amount of any accrued but unpaid B Share Continuing Dividend up to, but excluding, the effective date of the B Scheme. A Loan Note Alternative will also be made available to B Shareholders.

- The B Scheme will be conditional upon the Ordinary Scheme becoming effective but, for the avoidance of doubt, the Ordinary Scheme will not be conditional upon the B Scheme becoming effective.

- The directors of Kelda, who have been so advised by Greenhill & Co. and Merrill Lynch, their joint financial advisers, consider the terms of the Proposals to be fair and reasonable. Kelda has also received financial advice from JPMorgan Cazenove. In providing their advice, Greenhill & Co., Merrill Lynch and JPMorgan Cazenove have taken into account the commercial assessments of the directors of Kelda. Accordingly, the directors of Kelda intend unanimously to recommend that Shareholders vote in favour of the Proposals, as they have irrevocably undertaken to do in respect of their own beneficial shareholdings.

- Saltaire Water has received irrevocable undertakings from all members of the board of directors of Kelda to vote in favour of the Proposals in respect of their entire beneficial holdings of Shares amounting, in aggregate, to 106,844 Ordinary Shares and 90,391 B Shares, representing approximately 0.04 per cent. of the issued ordinary share capital of Kelda and 1.75 per cent. of the issued B share capital of Kelda, respectively. Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement. These undertakings will remain binding even if a higher competing offer for Kelda is made.

- It is intended that the Ordinary Shares will be acquired by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. It is further intended that the B Shares will be acquired by way of a separate Court sanctioned scheme of arrangement under section 425 of the Companies Act. Further details are contained in the full text of this announcement.

- It is expected that the Scheme Document will be posted to Shareholders by the end of December 2007 and that the Schemes will become effective by mid February 2008, subject to the satisfaction of all relevant conditions, including the Conditions as set out in Appendix 1 to this announcement.

- The Ordinary Scheme Proposals are conditional upon, among other things, certain regulatory conditions being fulfilled to the reasonable satisfaction of Saltaire Water. Further details are contained in the full text of this announcement.

- Commenting on the Proposals, Juan Béjar Ochoa, a representative of the Consortium, said:

  "Kelda has a deserved reputation for excellence in its customer service and financial performance within the UK water sector. It offers the potential to deliver further growth and investment opportunities, and the Consortium will support Kelda's management to ensure that Kelda's performance is maintained to the benefit of its customers and other stakeholders."

- Kevin Whiteman, Chief Executive of Kelda, said:

  "This offer is good for customers, employees and shareholders. The members of the consortium are highly credible institutions and, as investors, are taking a long term perspective on our business with a view to continued delivery of excellent service levels to customers, and opportunities for our employees. At the same time, the offer represents excellent value for shareholders."

- Citi, Lexicon Partners and HSBC are acting as financial advisers to Saltaire Water and the

Consortium. Greenhill & Co. and Merrill Lynch are acting as financial advisers to Kelda. Kelda has also received financial advice from JPMorgan Cazenove which is acting as corporate broker to Kelda.

- This summary should be read in conjunction with the attached announcement. Appendix 4 to this announcement contains the definitions of certain terms used in this summary.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water)	**020 7986 4000**
Simon Lindsay	
Grant Kernaghan	
David James (Corporate Broking)	
Lexicon Partners (Joint Financial Adviser to Saltaire Water)	**020 7653 6000**
Read Gomm	
Hichem Zebidi	
Nico Master	
HSBC (Joint Financial Adviser to Saltaire Water)	**020 7991 8888**
Neil Goldie-Scot	
Financial Dynamics (PR Adviser to Saltaire Water)	**020 7831 3113**
Andrew Dowler	
Richard Mountain	
Marc Cohen	
Kelda Group plc	**01274 600 111**
Kevin Whiteman	
Martin Towers	
Greenhill & Co. (Joint Financial Adviser to Kelda)	**020 7198 7400**
James Lupton	
Richard Morse	
Charles Barlow	
Merrill Lynch (Joint Financial Adviser to Kelda)	**020 7628 1000**
Richard Taylor	
Karl Lim	
Elliot Richmond	
JPMorgan Cazenove (Corporate Broker to Kelda)	**020 7588 2828**
John Paynter	
Robert Constant	
Tulchan (PR Adviser to Kelda)	**020 7353 4200**
Peter Hewer	
Dominic Fry	

If you have any questions relating to the Proposals, please telephone Capita Registrars on the Shareholder helpline 0871 664 0435 (or, if calling from outside the UK, on +44 20 8639 3317) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday. The Shareholder helpline will be available from 9.00 a.m. on Tuesday 27 November 2007. Capita Registrars cannot provide advice on the merits of the Proposals nor give any financial advice.

A presentation to analysts and investors will be made at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA at 2.00 p.m.

Terms used in this summary but not defined herein shall have the meaning given to them in the full text of the announcement.

This announcement does not constitute an offer or invitation to sell or purchase any securities or the solicitation of an offer to buy any securities pursuant to the Proposals or otherwise. The Proposals will be made solely by means of the Scheme Documentation, which will contain the full terms and conditions of the Proposals. Shareholders are advised to read the formal documentation in relation to the Proposals carefully, once it has been dispatched.

Citi, Lexicon Partners and HSBC, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Saltaire Water and no-one else in connection with the Proposals and will not be responsible to anyone other than Saltaire Water for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

Greenhill & Co., Merrill Lynch and JPMorgan Cazenove, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Kelda and no-one else in connection with the Proposals and will not be responsible to anyone other than Kelda for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Saltaire Water may purchase Shares otherwise than under the Proposals, such as in the open market or privately negotiated purchases. Such purchases may be made either directly or through a broker and such purchases shall comply with the applicable laws of England, as well as the rules of the United Kingdom Listing Authority, the London Stock Exchange and the City Code. Information about such purchases will be available from a Regulatory Information Service.

Forward looking statements

This announcement includes "forward-looking statements" under United States of America securities laws. These statements are based on the current expectations of the management of Kelda and Saltaire Water and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects of the Proposals, the expected timing and scope of the Proposals and other statements other than in relation to historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. Although Kelda and Saltaire Water believe that the expectations reflected in such forward-looking statements are reasonable, Kelda and Saltaire Water can give no assurance that such expectations will prove to have been correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Proposals and Saltaire Water's ability to successfully integrate the operations and employees of Kelda, as well as additional factors, such as: local and global political and economic conditions; foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline) and legal or regulatory developments and changes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Kelda nor Saltaire Water undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Notice to US investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

The Loan Notes to be issued in connection with the Proposals have not been, nor will they be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States of America and will not be listed on any stock exchange. Further, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Proposals become effective, lapse or are otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Kelda by Saltaire Water or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

26 November 2007

**Recommended Proposals for the acquisition of Kelda Group plc by
Saltaire Water Limited**

1. Introduction

The boards of directors of Saltaire Water and Kelda are pleased to announce that they have reached agreement on the terms of the recommended Proposals (comprising the Ordinary Scheme Proposals and the B Scheme Proposals) by which all of the issued and to be issued share capital of Kelda will be acquired by Saltaire Water.

Saltaire Water is a newly incorporated company formed at the direction of Citi Infrastructure Investors, a unit of Citigroup Alternative Investments LLC ("CII"), GIC Special Investments Pte Ltd ("GIC SI"), Infracapital Partners LP ("Infracapital") and HSBC Bank plc ("HSBC") (together, the "Consortium") for the purposes of making the Proposals.

The Ordinary Scheme Proposals together with the Interim Dividend (to the extent that Ordinary Shareholders are entitled to receive the Interim Dividend) value each Ordinary Share at 1100.65 pence and Kelda's existing issued ordinary share capital at approximately £3,035.5 million.

2. The Proposals

Ordinary Scheme Proposals

The Ordinary Scheme Proposals provide for the acquisition of the Ordinary Shares to be effected by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act (the "Ordinary Scheme").

The purpose of the Ordinary Scheme is to enable Saltaire Water to acquire the whole of the issued and to be issued ordinary share capital of Kelda. Under the terms of the Ordinary Scheme, the Ordinary Scheme Shares (other than the Loan Note Elected Shares) will be cancelled and upon the Ordinary Scheme becoming effective, Ordinary Scheme Shareholders will receive 1090 pence in cash for each Ordinary Share which, together with the Interim Dividend announced today (payable on 4 January 2008 to Ordinary Shareholders on the register of members on 7 December 2007), will result in Ordinary Scheme Shareholders receiving (subject to elections being made under the Loan Note Alternative):

for each Ordinary Share	**1100.65 pence in cash**

This represents a premium of:

- 17.5 per cent. (16.3 per cent. excluding the Interim Dividend) to the price per Ordinary Share of 937 pence at the close of business on 21 November 2007 (being the last Business Day prior to the announcement by Kelda that it had received an approach from the Consortium); and
- 21.7 per cent. (20.5 per cent. excluding the Interim Dividend) to the average middle market price of approximately 904.5 pence per share for the six months to 21 November 2007.

The Ordinary Scheme Proposals will be subject to the conditions and further terms set out in the paragraphs contained in Part A and Part C of Appendix 1 to this announcement and to be set out in the Scheme Document. The B Scheme Proposals will be subject to the conditions and further terms set out in the paragraphs contained in Part B and Part C of Appendix 1 to this announcement and to be set out in the Scheme Document.

B Scheme Proposals

Saltaire Water intends to offer to acquire all the B Shares in issue by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act at a price of 210 pence in cash for each B Share plus a cash sum equal to the amount of any accrued but unpaid B Share Continuing Dividend up to, but excluding, the effective date of the B Scheme. A Loan Note Alternative will also be made available to B Shareholders. The B Scheme will be conditional upon the Ordinary Scheme becoming effective. For the avoidance of doubt, the Ordinary Scheme will not be conditional upon the B Scheme becoming effective. Full details of the B Scheme will be set out in the Scheme Document. If the Ordinary Scheme becomes effective but the B Scheme does not become effective, the outstanding B Shares will remain in issue and, after 30 April 2008, Saltaire Water will either (i) undertake a capital reduction of the B Shares; or (ii) procure that a final repurchase offer is made in respect of the B Shares by not later than 30 November 2008, in each case involving the payment of 210 pence in cash for each B Share plus a cash sum equal to the amount of any accrued but unpaid B Share Continuing Dividend up to, but excluding, the date of payment. The consideration to be received under the B Scheme Proposals (excluding any amounts payable in respect of accrued dividends) values the existing B Shares at approximately £10.9 million.

3. **Recommendation**

The directors of Kelda, who have been so advised by Greenhill & Co. and Merrill Lynch, their joint financial advisers, consider the terms of the Proposals to be fair and reasonable. Kelda has also received financial advice from JPMorgan Cazenove. In providing their advice, Greenhill & Co., Merrill Lynch and JPMorgan Cazenove have taken into account the commercial assessments of the directors. Accordingly, the directors intend unanimously to recommend that Shareholders vote in favour of the resolutions to be proposed at the Meetings, as all members of the board of directors of Kelda have irrevocably undertaken to do in respect of their own beneficial holdings of Ordinary Shares and B Shares (representing approximately 0.04 per cent. of the issued ordinary share capital of Kelda and approximately 1.75 per cent. of the issued B share capital of Kelda).

4. **Background to and reasons for the Proposals**

The Consortium believes that the UK water sector represents a core opportunity for infrastructure investors, combining a transparent and stable regulatory regime with the potential for attractive growth through follow-on investments. Within that sector, Kelda has an outstanding reputation for market-leading operational, customer service and financial performance which is a credit to the quality of its management team. As such, the Consortium sees Kelda as the most compelling long-term investment opportunity within the sector with the potential to act as a platform for delivering further growth and investment opportunities.

5. **Background to and reasons for the recommendation**

Since 2000, Kelda's strategy has been to focus on water and waste water services. In line with this strategy, the company has divested non-core businesses which included the disposal in 2003 of its 46 per cent. shareholding in Waste Recycling Group plc. More recently, on 1 May 2007, Kelda announced the completion of the sale of its US water supply business and subsequently returned approximately £750 million to shareholders.

The increased focus on Kelda's core business has also been accompanied by excellent levels of service being provided to the customers in Yorkshire. In 2006, Yorkshire Water was again named by Ofwat as the UK's most efficient water and sewerage company in respect of the 2005/6 period with four 'A' ratings for efficiency. Yorkshire Water was ranked second in Ofwat's Overall Performance Assessment table for the second year running in respect of 2006/7. Furthermore, in the last regulatory period from 2000-2005, Yorkshire Water accounted for approximately 70 per cent. of the total net operating expenditure outperformance achieved by all of the England and Wales water and sewerage companies combined.

In recent years, a new ownership model for water companies has emerged. The long term, stable nature of water businesses means that they are attractive investments for infrastructure investors seeking stable and predictable returns.

In the opinion of Kelda's directors, the institutions that comprise the Consortium are high quality future owners of Kelda and will take a long term perspective on the business. With the interests of customers and employees in mind, Kelda's directors see the Consortium as very well suited owners of the business.

The board of Kelda also believes that the Ordinary Scheme Proposals represent excellent value for Kelda shareholders, offering an attractive cash premium which reflects the performance and prospects of Kelda.

6. Irrevocable Undertakings

Saltaire Water has received irrevocable undertakings from all members of the board of directors of Kelda to vote in favour of the Proposals in respect of their entire beneficial holdings of Shares amounting, in aggregate, to 106,844 Ordinary Shares and 90,391 B Shares, representing approximately 0.04 per cent. of the issued ordinary share capital of Kelda and 1.75 per cent. of the issued B share capital of Kelda, respectively. Further details of these irrevocable undertakings are set out in Appendix 3 to this document. These undertakings will remain binding even if a higher competing offer for Kelda is made.

7. Information on the Consortium

The Consortium comprises Citi Infrastructure Investors, a unit of Citigroup Alternative Investments LLC, GIC Special Investments Pte Ltd, Infracapital Partners LP and HSBC Bank plc.

CII

Citi Infrastructure Investors ("CII") is an investment unit within Citi Alternative Investments ("CAI") that focuses on making long term investments in core infrastructure assets, including water, waste, roads, airports, ports, rail and electricity, and oil and gas networks, largely in OECD countries. As a standalone investment centre at CAI with the strong support of Citi, CII underscores Citi's commitment to capitalise on both the growing need for infrastructure investment around the world and the increased private sector involvement in infrastructure. As part of Citi, CII is also able to draw upon the resources of a global financial institution and expects to drive value accretion by actively supporting the development and execution of the business plans of infrastructure portfolio companies.

CII has a seasoned and experienced investment team with offices located in New York and London. Individual members of the CII investment team have diverse backgrounds in key areas within infrastructure, including equity investment, asset management, project operation and execution, debt finance, capital markets, mergers and acquisitions, private placements, industry coverage and public policy, which give them a broad and deep perspective on investing in this sector. CII's team in Europe is led by Juan Béjar Ochoa, former Chief Executive Officer of Cintra Concesiones de Infraestructuras S.A. and Head of Infrastructure at Grupo Ferrovial, who will oversee CII's investment in Kelda.

CAI manages over US$60 billion of client and proprietary capital in private equity, real estate, hedge funds and fixed income products. Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, wealth management and alternative investments.

GIC SI

GIC SI is the private equity investment arm of the Government of Singapore Investment Corporation Pte Ltd ("GIC"). GIC SI manages a diversified global portfolio of fund and direct investments in private equity, venture capital and infrastructure. From providing capital to US leveraged buyout and venture capital firms in the early 1980s, GIC SI's portfolio has since grown significantly. Today, operating out of offices in Singapore, London, New York, San Francisco and Beijing, GIC SI has grown to become one of world's largest and most experienced private equity and infrastructure investors. GIC SI is an established player in the infrastructure market and is a long term investor with a buy and hold strategy. In the UK, GIC SI is a significant investor in BAA, the world's largest airport operator, and also Associated British Ports, the UK's leading ports business.

GIC is a global investment management company established in 1981 to manage Singapore's foreign reserves. GIC invests internationally in equities, fixed income, foreign exchange, commodities, money market, alternative investments, real estate, private equity and infrastructure. GIC has grown from managing a few billion dollars to managing well above US$100 billion today and is now amongst the world's largest fund management companies. GIC strives to achieve good long-term returns on assets under management, to

preserve and enhance Singapore's reserves.

Infracapital

Infracapital Partners LP is the European infrastructure fund of the Prudential Group and was established in 2005 to make investments in income generative infrastructure assets and businesses, including electricity and gas networks, water and sewerage companies, transport infrastructure and renewable energy. To date, Infracapital has made substantial investments in Associated British Ports, the UK's leading ports business; Zephyr Investments, the owner of the UK's largest wind portfolio; Meterfit, an exclusive provider and asset owner of gas and electricity meters; and Red Funnel Ferries.

The Prudential Group is a major global financial services group with £239 billion of funds under management (as at 30 September 2007) and with a significant track record of investing in the infrastructure sector. Infracapital is managed by M&G Investment Management, a subsidiary of Prudential plc.

HSBC

HSBC is one of the world's largest banks, head-quartered in London and is a leading provider of finance and advice in the infrastructure sector globally. HSBC intends ultimately to place an element of its investment in Kelda within one of its long term funds.

8. **Saltaire Water**

Saltaire Water is a private company incorporated in United Kingdom on 21 November 2007 and has been formed at the direction of the Consortium for the purpose of acquiring Kelda. Saltaire Water has not traded since its date of incorporation, nor has it entered into any obligations other than in connection with the Proposals and the financing of the Proposals.

The current directors of Saltaire Water are John George Duthie-Jackson, Ang Eng Seng, Stephen Lilley and Richard Cole.

9. **Information on Kelda**

Kelda provides water and waste water services to customers in the UK. Yorkshire Water is Kelda's main subsidiary, providing water and waste water services to more than 4.7 million people and 140,000 businesses. Kelda's principal non-regulated businesses, Kelda Water Services Limited and KeyLand Developments Limited, focus on water, waste water, business services and property.

In 1989, Kelda was incorporated and acquired Yorkshire Water, a company formed to continue the business of Yorkshire Water Authority, other than that part of the business which was vested in the National Rivers Authority.

During the 1990's the Kelda Group diversified its operations through acquisition and investment in non-regulated businesses, including waste management. Since 2000, the Kelda Group's strategy has been to focus on water and waste water services and it has divested non-core businesses.

UK regulated water services - Yorkshire Water

Yorkshire Water is Kelda's principal UK subsidiary and is the appointed statutory undertaker for the provision of water and sewerage services in Yorkshire. Yorkshire Water is subject to price regulation by Ofwat and substantial domestic and European Union environmental regulation.

Yorkshire Water's stated objective is to be the best water company in the United Kingdom, and its strategy is to focus on finding the right balance between service, compliance, value, people, partners and society.

UK service operations

Kelda's UK service operations comprise Kelda Water Services Limited, SafeMove and Loop Customer Management Limited.

Kelda Water Services Limited manages the Group's non-regulated water and waste water contract operations in the UK. It is now the second largest business by turnover in the UK water and waste water contract operations sector. SafeMove is a non-regulated business which provides search information to solicitors and conveyancers. Loop Customer Management Limited specialises in cost effective customer relationship management.

KeyLand Developments Limited

KeyLand Developments Limited is responsible for managing, developing and disposing of Yorkshire Water's surplus property assets.

Financial information on Kelda

For the year ended 31 March 2007, Kelda reported revenues of £832.6 million (2006: £779.4 million) and profit before taxation from continuing operations of £241.2 million (2006: £224.3 million). Net assets as at 31 March 2007 were £1,462.5 million (2006: £1,457.0 million).

For the six months ended 30 September 2007, Kelda has today reported revenues of £434.9 million (2006: £411.7 million) and profit before taxation from continuing operations of £125.6 million (2006: £120.2 million). Net assets as at 30 September 2007 were £776.8 million (2006: £1,382.4 million), the reduction resulting principally from the return of capital to shareholders earlier this year.

10. Structure of the Ordinary Scheme Proposals

It is intended that the acquisition of the Ordinary Shares will be effected by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. The Ordinary Scheme is an agreement between Kelda and the Ordinary Scheme Shareholders and is subject to the approval of the Court.

The purpose of the Ordinary Scheme is to provide for Saltaire Water to become the owner of the whole of the issued ordinary share capital of Kelda. This is to be achieved by:

(a) the cancellation of the Ordinary Scheme Shares held by Ordinary Shareholders (other than the Loan Note Elected Shares) and the application of the reserve arising from such cancellation in paying up in full a number of new Ordinary Shares (which is equal to the number of Ordinary Scheme Shares cancelled) and issuing them to Saltaire Water, in consideration for which Ordinary Scheme Shareholders will receive cash on the basis set out in section 2 of this announcement; and

(b) immediately after the cancellation of the Ordinary Scheme Shares and the issue of new ordinary shares to Saltaire Water, the transfer by Ordinary Shareholders to Saltaire Water of the Loan Note Elected Shares in accordance with the Ordinary Scheme in consideration for which Ordinary Scheme Shareholders will be issued Loan Notes, on the basis set out in section 15 of this announcement, instead of the cash to which they would otherwise have been entitled.

The Loan Note Elected Shares will be acquired by Saltaire Water fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions (apart from the Interim Dividend) announced, declared or paid on or after 26 November 2007.

The Ordinary Scheme requires the approval of Ordinary Scheme Shareholders by the passing of a resolution at the Ordinary Scheme Court Meeting, expected to be held in mid January 2008. The resolution must be approved by a majority in number of the Ordinary Scheme Shareholders present and voting, either in person or by proxy, representing not less than 75 per cent. in value of the Ordinary Shares held by such Ordinary Shareholders. Implementation of the Ordinary Scheme will also require the passing of the Ordinary Scheme Special Resolution (requiring the approval of Ordinary Shareholders representing at least 75 per cent. of the votes cast at the EGM, which will be held immediately after the B Scheme Court Meeting, which will itself be held immediately after the Ordinary Scheme Court Meeting). In respect of the Ordinary Scheme Special Resolution, the Ordinary Shareholders will be entitled to cast one vote for each Ordinary Share held. For the avoidance of doubt, the Ordinary Scheme does not require a separate class approval from the B Shareholders.

Following the Meetings, the Ordinary Scheme and the related reduction of Kelda's ordinary share capital

must be sanctioned by the Court and will only become effective upon delivery to the Registrar of Companies of a copy of the Court Order sanctioning the Ordinary Scheme and of the Court Order confirming the reduction of ordinary share capital of Kelda forming part of the Ordinary Scheme and, in relation to the proposed reduction of ordinary share capital, the registration of such order. Upon the Ordinary Scheme becoming effective, it will be binding on all Ordinary Shareholders, irrespective of whether or not they attended or voted at the Ordinary Scheme Court Meeting or the EGM.

Further details of the Proposals will be contained in the Scheme Document which is expected to be posted to Shareholders by the end of December 2007. It is anticipated that the Ordinary Scheme will become effective by mid February 2008, subject to the satisfaction of all relevant conditions. The Ordinary Scheme is subject to certain conditions and certain further terms referred to in Appendix 1 of this announcement and to be set out in the Scheme Documentation. Further details on the timetable for the implementation of the Proposals will be set out in the Scheme Document.

11. Delisting and re-registration

Upon or shortly after the Ordinary Scheme becoming effective, the London Stock Exchange will be requested to cancel trading in Ordinary Shares on the London Stock Exchange's market for listed securities and the UK Listing Authority will be requested to cancel the listing of the Ordinary Shares from the Official List.

Upon or shortly after the B Share Scheme becoming effective, the London Stock Exchange will be requested to cancel trading in B Shares on the London Stock Exchange's market for listed securities and the UK Listing Authority will be requested to cancel the listing of the B Shares from the Official List.

If the Ordinary Scheme becomes effective but the B Scheme does not become effective, it is intended that the B Shares will still be de-listed (although, for the avoidance of doubt, the B Shares will remain in issue).

On the Ordinary Scheme Effective Date and on the B Scheme Effective Date, share certificates in respect of the Ordinary Shares and the B Shares, respectively, will cease to be valid and should be destroyed. In addition, entitlements to Ordinary Shares and B Shares held within the CREST system will be cancelled on the Ordinary Scheme Effective Date and the B Scheme Effective Date, respectively. As soon as possible after the Ordinary Scheme Effective Date, it is intended that Kelda be re-registered as a private limited company.

12. Management and employees

Saltaire Water attaches great importance to the skills and experience of the existing management and employees of Kelda and believes that they will benefit from significant opportunities within the Saltaire Water group. Accordingly, Saltaire Water has given assurances to the board of directors of Kelda that the existing rights of employees of Kelda, including pension rights, will be fully safeguarded.

13. Kelda Group Share Schemes

Kelda will write to the participants in the Kelda Group Share Schemes in due course to inform them of the effect of the Proposals on their rights under the Kelda Group Share Schemes, the actions they may take and their entitlements under the Kelda Group Share Schemes.

14. Finance

The cash consideration payable under the Proposals will be funded using a mixture of equity and debt funding.

Approximately £1,470 million of funding for the Proposals is being provided by the Consortium by the subscription of shares in a parent company of Saltaire Water and/or loan notes or other instruments issued by a parent company of Saltaire Water. CII, GIC SI, Infracapital and HSBC have committed to provide (either through an investment company or directly) equity funding to a parent company of Saltaire Water in the following proportions: CII (approximately 41%), GIC SI (approximately 34%), Infracapital (approximately 15%) and HSBC (approximately 10%).

The balance of the consideration due under the Proposals is being made available, in part, by way of credit agreements dated 26 November 2007 between, amongst others, a parent company of Saltaire Water and The

Royal Bank of Scotland plc, HSBC Bank plc and Banco Santander, S.A., London branch as mandated lead arrangers and The Royal Bank of Scotland plc as facility agent. The remainder of the balance of the consideration due under the Proposals is being made available by way of a loan facility provided by RREEF Pan-European Infrastructure Fund LP (an approximately €2.1 billion infrastructure fund, managed by RREEF Limited, a wholly owned subsidiary of Deutsche Bank AG).

The credit agreements provide for committed funds of at least £2,266 million which will be used, among other things, to finance the Proposals, refinance certain existing indebtedness and pay transaction expenses. Separately, the Consortium has arranged facilities for ongoing working capital and capital expenditure.

Citi, Lexicon Partners and HSBC are satisfied that the necessary financial resources are available to Saltaire Water to enable it to satisfy in full the cash consideration payable under the Proposals. Full implementation of the Proposals would result in consideration of approximately £3,051.3 million being payable to the Ordinary Shareholders, the B Shareholders and participants in the Kelda Group Share Schemes.

15. The Loan Note Alternative

Ordinary Shareholders

Ordinary Shareholders (other than Restricted Overseas Persons and US Persons) will be able to elect, as an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Scheme, to receive Loan Notes issued by Saltaire Water on the following basis:

for each £1 of cash consideration under the Ordinary Scheme	**1 Loan Note of £1**

The Loan Notes, which will be governed by English law, will be unsecured obligations of Saltaire Water and will be cash collateralised. The Loan Notes will only be issued up to a maximum amount of £600 million. The Loan Notes will bear interest from the date of issue to the relevant holder of Loan Notes payable every six months in arrears (less any tax required by law to be deducted or withheld therefrom) on 30 June and 31 December, at a rate per annum calculated to be 0.50 per cent. below LIBOR as determined on the first Business Day of each such interest period.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of the holders, in whole or in part, on interest payment dates commencing on 31 December 2008. Any Loan Notes outstanding on 30 June 2012 will be redeemed at par (together with any accrued interest) on that date. Saltaire Water may elect to redeem any Loan Notes on any earlier interest payment date if the aggregate nominal value of the Loan Notes then outstanding is less than £5 million. The Loan Notes will be transferable only to members of a holders' family and related trusts, but no application will be made for them to be listed or dealt in on any stock exchange.

The Loan Notes will be issued, credited as fully paid, in integral multiples of £1 nominal value. Fractional entitlements to Loan Notes will be disregarded and will not be issued. Saltaire Water reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £5 million in nominal value of Loan Notes. If insufficient elections are received, Ordinary Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Ordinary Scheme Proposals.

The Loan Notes have not been and will not be registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States of America, Canada, Australia or Japan. Accordingly, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction, or to, or for the account or benefit of a person located in the United States of America, Canada, Australia or Japan.

The Loan Note Alternative will be conditional on the Ordinary Scheme becoming effective. Full details of the Loan Note Alternative will be contained in the Scheme Document and the Form of Election.

B Shareholders

B Shareholders (other than Restricted Overseas Persons and US Persons) will be able to elect, as an alternative to all or part of the cash consideration to which they would otherwise be entitled under the B Scheme, to receive Loan Notes issued by Saltaire Water on the following basis:

for each £1 of cash consideration under the B Scheme **1 Loan Note of £1**

The Loan Notes issued in respect of the B Scheme will constitute a single series with the Loan Notes issued in respect of the Ordinary Scheme and their terms will be the same.

The Loan Note Alternative in respect of the B Scheme will be conditional on the B Scheme becoming effective.

16. Implementation Agreement - Break Fee and Non-Solicitation

Kelda, Saltaire Water and each member of the Consortium have entered into an Implementation Agreement which contains, amongst other things, certain obligations and commitments in relation to implementation of the Proposals. The Implementation Agreement also contains a break fee arrangement and a non-solicitation undertaking. Further information regarding this agreement will be set out in the Scheme Document. A brief summary is set out below.

Break fee

In consideration of Saltaire Water making the Ordinary Scheme Proposals, the board of directors of Kelda has agreed to enter into a break fee arrangement. Kelda has agreed that it will pay to Saltaire Water a break fee of £30 million (being approximately 1 per cent: of the value of the Ordinary Scheme Proposals subject to any adjustment for VAT) if, after this announcement is released and prior to the Ordinary Scheme lapsing or being withdrawn, one of the following payment events occurs:

(a) the Kelda board (or any committee thereof) withdraws, qualifies or adversely modifies its unanimous recommendation of the Proposals; or

(b) a Competing Proposal is announced (whether or not on a pre-conditional basis and whether pursuant to Rule 2.4 or Rule 2.5 of the City Code) and that Competing Proposal or any other Competing Proposal (which is announced pursuant to Rule 2.4 or Rule 2.5 prior to the first Competing Proposal lapsing or being withdrawn) subsequently becomes effective or is declared wholly unconditional or is otherwise completed.

Nothing in the agreement by Kelda to pay Saltaire Water the break fee referred to above obliges Kelda to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the City Code.

Non-solicitation

Kelda has undertaken in the Implementation Agreement that it shall not, and shall procure that no Kelda Connected Person shall:

(a) directly or indirectly, solicit, initiate, encourage or otherwise seek to procure any Competing Proposal;

(b) directly or indirectly, disclose information to any third party in connection with a possible Competing Proposal other than pursuant to Rule 20.2 of the City Code; or

(c) except as necessary and to comply (based on appropriate external legal advice) with the fiduciary duties of the directors of Kelda or as required by the City Code, enter into or participate in any discussions or negotiations with any person in relation to any possible Competing Proposal.

Kelda has agreed to notify and provide Saltaire Water as soon as practicable with any information that Kelda provides to a third party in connection with any possible Competing Proposal, without any need for the Consortium to make a request under Rule 20.2 of the City Code.

Kelda has also agreed to notify Saltaire Water as soon as practicable if it or any Kelda Connected Person (a) receives any approach in relation to a possible Competing Proposal; or (b) receives any request for

information under Rule 20.2 of the City Code or otherwise; or (c) provides information to a third party in connection with any proposal that could become a Competing Proposal.

17. Disclosure of interests in Kelda

Except as disclosed below, as at close of business on 22 November 2007, the last practicable date prior to the date of this announcement, neither Saltaire Water, nor any directors of Saltaire Water, nor, so far as Saltaire Water is aware, any person acting in concert with Saltaire Water has any interest in or right to subscribe for any relevant Kelda securities:

(a) 297,822 (short position) Ordinary Shares and 4,399 (long position) B Shares held by persons presumed by the Panel to be acting in concert (within the meaning of the City Code) with CII;

(b) 2,149,250 Ordinary Shares held by persons presumed by the Panel to be acting in concert (within the meaning of the City Code) with GIC SI;

(c) 7,309,297 Ordinary Shares held by persons presumed by the Panel to be acting in concert (within the meaning of the City Code) with Infracapital; and

(d) 85,384 Ordinary Shares held by persons presumed by the Panel to be acting in concert (within the meaning of the City Code) with HSBC.

18. General

Saltaire Water reserves the right, subject to the prior consent of the Panel, to elect to implement the acquisition of the Ordinary Shares by way of takeover offer (as such term is defined in section 979 of the Companies Act 2006). In such event, such takeover offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Ordinary Scheme Proposals. Furthermore, if sufficient acceptances of such offer are received and/or sufficient Ordinary Shares are otherwise acquired, it is the intention of Saltaire Water to apply the provisions of section 979 of the Companies Act 2006 to acquire compulsorily any outstanding Ordinary Shares to which such offer relates.

The Proposals will be subject to the Conditions and certain further terms set out in Appendix 1 and the further terms and conditions set out in the Scheme Document when issued.

The bases and sources of certain information contained in this announcement are set out in Appendix 2.

The availability of the Proposals to persons not resident in the UK may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements.

Certain terms used in this announcement are defined in Appendix 4.

Enquiries:

Citi (Joint Financial Adviser and Corporate Broker to Saltaire Water) Simon Lindsay Grant Kernaghan David James (Corporate Broking)	**020 7986 4000**
Lexicon Partners (Joint Financial Adviser to Saltaire Water) Read Gomm Hichem Zebidi Nico Master	**020 7653 6000**
HSBC (Joint Financial Adviser to Saltaire Water) Neil Goldie-Scot	**020 7991 8888**
Financial Dynamics (PR Adviser to Saltaire Water)	**020 7831 3113**

Andrew Dowler
Richard Mountain
Marc Cohen

Kelda Group plc **01274 600 111**
Kevin Whiteman
Martin Towers

Greenhill & Co. (Joint Financial Adviser to Kelda) **020 7198 7400**
James Lupton
Richard Morse
Charles Barlow

Merrill Lynch (Joint Financial Adviser to Kelda) **020 7628 1000**
Richard Taylor
Karl Lim
Elliot Richmond

JPMorgan Cazenove (Corporate Broker to Kelda) **020 7588 2828**
John Paynter
Robert Constant

Tulchan (PR Adviser to Kelda) **020 7353 4200**
Peter Hewer
Dominic Fry

If you have any questions relating to the Proposals, please telephone Capita Registrars on the Shareholder helpline 0871 664 0435 (or, if calling from outside the UK, on +44 20 8639 3317) in each case between 9.00 a.m. and 5.00 p.m. Monday to Friday. The Shareholder helpline will be available from 9.00 a.m. on Tuesday 27 November 2007. Capita Registrars cannot provide advice on the merits of the Proposals nor give any financial advice.

A presentation to analysts and investors will be made at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA at 2.00 p.m.

This announcement does not constitute an offer or invitation to sell or purchase any securities or the solicitation of an offer to buy any securities pursuant to the Proposals or otherwise. The Proposals will be made solely by means of the Scheme Documentation which will contain the full terms and conditions of the Proposals. Shareholders are advised to read the formal documentation in relation to the Proposals carefully, once it has been dispatched.

Citi, Lexicon Partners and HSBC, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Saltaire Water and no-one else in connection with the Proposals and will not be responsible to anyone other than Saltaire Water for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

Greenhill & Co., Merrill Lynch and JPMorgan Cazenove, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Kelda and no-one else in connection with the Proposals and will not be responsible to anyone other than Kelda for providing the protections afforded to their respective clients nor for providing advice in relation to the Proposals.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any other jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English Law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Saltaire Water may purchase Shares otherwise than under the Proposals, such as in the open market or privately negotiated purchases. Such purchases may be made either directly or through a broker and such

purchases shall comply with the applicable laws of England, as well as the rules of the United Kingdom Listing Authority, the London Stock Exchange and the City Code. Information about such purchases will be available from a Regulatory Information Service.

Forward Looking Statements

This announcement includes "forward-looking statements" under United States of America securities laws. These statements are based on the current expectations of the management of Kelda and Saltaire Water and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects of the Proposals, the expected timing and scope of the Proposals and other statements other than in relation to historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. Although Kelda and Saltaire Water believe that the expectations reflected in such forward-looking statements are reasonable, Kelda and Saltaire Water can give no assurance that such expectations will prove to have been correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Proposals and Saltaire Water's ability to successfully integrate the operations and employees of Kelda, as well as additional factors, such as: local and global political and economic conditions; foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline) and legal or regulatory developments and changes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Kelda nor Saltaire Water undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Notice to US investors in Kelda

The Proposals relate to the shares of a UK company, are subject to UK disclosure requirements (which are different from those of the US) and are proposed to be made by means of two schemes of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Proposals are subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with accounting standards applicable in the UK and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Saltaire Water exercises its right to implement the Proposals by way of a takeover offer, the takeover offer will be made in compliance with applicable US laws and regulations.

The Loan Notes to be issued in connection with the Proposals have not been, nor will they be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States of America and will not be listed on any stock exchange. Further, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance and the Loan Notes have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, the Loan Notes may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States of America, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan. Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved of the Loan Notes, or determined that this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Proposals become effective, lapse or are otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Kelda by Saltaire Water or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX 1

CONDITIONS TO IMPLEMENTATION OF THE PROPOSALS

Part A: Ordinary Scheme Proposals

1. The Ordinary Scheme Proposals will be conditional upon the Ordinary Scheme becoming unconditional and becoming effective by no later than 31 March 2008, or such later date (if any) as Saltaire Water and Kelda may, with the consent of the Panel, agree and (if required) the Court may approve.

2. The Ordinary Scheme will be conditional upon:

(a) approval of the Ordinary Scheme by a majority in number representing 75 per cent. or more in value of the Ordinary Scheme Shareholders present and voting, either in person or by proxy, at the Ordinary Scheme Court Meeting or at any adjournment of that meeting;

(b) all resolutions necessary to approve and implement the Ordinary Scheme as set out in the notice of the EGM in the Scheme Document being duly passed by the requisite majority at the EGM or at any adjournment of that meeting; and

(c) the sanction (without modification or with modification as agreed by Kelda and Saltaire Water) of the Ordinary Scheme and the confirmation of the Ordinary Scheme Capital Reduction involved therein by the Court and:

(i) the delivery of an office copy of the Court Order and the minute of reduction attached to the Court Order relating to the Ordinary Scheme Capital Reduction attached thereto to the Registrar of Companies; and

(ii) the registration, in relation to the Ordinary Scheme Capital Reduction, of the Court Order by the Registrar of Companies.

3. In addition, Saltaire Water and Kelda have agreed that, subject to paragraph 4 below, the Ordinary Scheme will be conditional upon the following matters and, accordingly, the necessary actions to make the Ordinary Scheme Proposals effective will not be taken, unless such Conditions (as amended if appropriate) have been satisfied or waived:

(a) if the Acquisition constitutes a concentration with a Community dimension as defined in Council Regulation (EC) No.139/2004 (the "EC Merger Regulation"), the European Commission deciding, in terms and in a form reasonably satisfactory to Saltaire Water, that it does not intend to initiate proceedings under Article 6(1)(c) of the EC Merger Regulation in relation to the proposed acquisition of control of Kelda by Saltaire Water and/or any member of the Consortium ("Acquisition"), or the European Commission being deemed to have so decided in accordance with Article 10(6) of the EC Merger Regulation;

(b) all Authorisations, which are necessary in any relevant jurisdiction for or in respect of the Ordinary Scheme Proposals or the Acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider Kelda Group by Saltaire Water or the carrying on by any member of the Wider Kelda Group of its business, having been obtained, in terms and in a form reasonably satisfactory to Saltaire Water, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Kelda Group has entered into contractual arrangements in each case where the absence of such Authorisation would have a material adverse effect on the Kelda Group taken as a whole and such Authorisations remaining in full force and effect and there being no notice of any intention to revoke, suspend, restrict, modify or not to renew any of the same in connection with the Ordinary Scheme Proposals or the Acquisition;

(c) all notifications and filings which are necessary having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate), all statutory or regulatory obligations in any relevant jurisdictions having been complied

with and all statutory and regulatory clearances in any relevant jurisdiction having been obtained in terms and in a form reasonably satisfactory to Saltaire Water, in each case in connection with the Ordinary Scheme Proposals or the Acquisition, unless otherwise waived by Saltaire Water, and no temporary restraining order, preliminary or permanent injunction or other order having been issued and being in effect by a court or other Third Party of competent jurisdiction which has the effect of making the Ordinary Scheme Proposals illegal or otherwise prohibiting the consummation of the Ordinary Scheme Proposals or the Acquisition;

(d) no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might reasonably be expected, to an extent which is material in the context of the Wider Saltaire Water Group or the Kelda Group taken as a whole, to:

(i) make the Ordinary Scheme Proposals or their implementation or the Acquisition or proposed acquisition by Saltaire Water of any shares or other securities in, or control or management of, Kelda or any member of the Wider Kelda Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations (unless such conditions or obligations are in terms and in a form reasonably satisfactory to Saltaire Water) with respect to the Ordinary Scheme Proposals or such acquisition, or otherwise impede, challenge or interfere with the Ordinary Scheme Proposals or such acquisition, or require amendment to the terms of the Ordinary Scheme Proposals or the Acquisition or proposed acquisition of any Kelda Shares or the acquisition of control of management of Kelda or the Kelda Group by Saltaire Water;

(ii) limit or delay, or impose any limitations on, the ability of Saltaire Water or any member of the Kelda Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any existing rights of ownership in respect of shares or other securities in, or to exercise existing voting or management control over, any member of the Kelda Group;

(iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture or require any additional divestiture by Saltaire Water or any member of the Wider Saltaire Water Group of any shares or other securities in Kelda;

(iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by Saltaire Water or any member of the Wider Saltaire Water Group or by any member of the Wider Kelda Group of all or any material portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective businesses, assets or properties or any part thereof;

(v) except pursuant to section 979 of the Companies Act 2006 require Saltaire Water or any member of the Wider Saltaire Water Group or any member of the Wider Kelda Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party other than under the Proposals;

(vi) limit the ability of Saltaire Water or any member of the Wider Saltaire Water Group or any member of the Kelda Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Kelda Group;

(vii) result in Saltaire Water or any member of the Wider Kelda Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of Saltaire Water or the Wider Kelda Group taken as a whole,

and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate);

(e) since 31 March 2007 and except as disclosed in Kelda's annual report and accounts for the year then ended or in the Interim Results or as otherwise publicly announced by Kelda prior to this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to Saltaire Water (or its advisers), any member of the Wider Saltaire Water Group (or their respective advisers), the Consortium (or its respective advisers) or any member of the Consortium (or their respective advisers), by or on behalf of Kelda prior to this announcement, there being no provision of any material arrangement, agreement, licence, permit, franchise or other instrument (excluding the Instrument of Appointment of Yorkshire Water as a water undertaker under the Water Industry Act 1991 (the ***Licence***)) to which any member of the Wider Kelda Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Ordinary Scheme Proposals or the Acquisition or proposed acquisition of any shares or other securities in, or control or management of, Kelda or any other member of the Wider Kelda Group by Saltaire Water, would or might reasonably be expected to result in (in each case to an extent which is or would be material in the context of the Kelda Group taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Kelda Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider Kelda Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Kelda Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or other instrument (save for the Licence), or the rights, liabilities, obligations or interests of any member of the Wider Kelda Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv) any material asset or interest of any member of the Wider Kelda Group being or falling to be disposed of or ceasing to be available to any member of the Wider Kelda Group or any right arising under which any such asset or interest would be required to be disposed of or would cease to be available to any member of the Wider Kelda Group, otherwise than in any such case in the ordinary course of business;

(v) any member of the Wider Kelda Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of material liabilities (actual or contingent) by any member of the Wider Kelda Group other than in the ordinary course of business;

(vii) the rights, liabilities, obligations or interests of any member of the Wider Kelda Group under any such arrangement, agreement, licence, permit, franchise or other instrument (save for the Licence) or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the Wider Kelda Group being prejudiced or adversely affected,

and, except as aforesaid, no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument (save for the Licence), would or might reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition 3(e) to the extent which is material in the context of the Kelda Group taken as a whole;

(f) since 31 March 2007 and except as disclosed in Kelda's annual report and accounts for the year then ended or in the Interim Results or as otherwise publicly announced by Kelda prior to this announcement (by the delivery of an announcement to a Regulatory Information Service), or as otherwise fairly disclosed to Saltaire Water (or its advisers), any member of the Wider Saltaire Water Group (or their respective advisers), the Consortium (or its respective advisers) or any member of the Consortium (or their respective advisers) by or on behalf of Kelda prior to this announcement, no member of the Kelda Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between Kelda and wholly owned subsidiaries of Kelda or pursuant to the Kelda Group Share Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any dividend or other distribution (other than the Interim Dividend) whether payable in cash or otherwise or made any bonus issue (other than to Kelda or a wholly owned subsidiary of Kelda);

(iv) except as between Kelda and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made or authorised any material change in its loan capital;

(v) (other than as a transaction between Kelda and a wholly owned subsidiary of Kelda or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same, in each case which would have a material adverse effect on the Kelda Group taken as a whole;

(vi) issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or (except as between Kelda and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent), in each case which would or might reasonably be expected to have a material adverse effect on the Kelda Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which would or might reasonably be expected to involve an obligation of such nature or magnitude, in each case to an extent which is material in the context of the Wider Kelda Group taken as a whole; or

(B) materially restricts the business of the Wider Kelda Group taken as a whole;

(viii) except as between Kelda and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation or scheme in respect of itself or another member of the Wider Kelda Group;

(ix) entered into or varied the terms of, any agreement, commitment, transaction or arrangement with any of the directors of Kelda;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased carrying on all or a substantial part of its business;

(xii) waived or compromised any claim which is material in the context of the Kelda Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association other than amendments to the articles of association of Kelda approved on 1 June 2007;

(xiv) made or agreed or consented to:

(A) any material change to:

(I) the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) the benefits which accrue or to the pensions which are payable thereunder; or

(III) the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(IV) the basis upon which the liabilities (including pensions) or such pension schemes are funded or made,

(B) any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Kelda Group in a manner which is material to the Kelda Group taken as a whole; or

(xvi) entered into any material agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 3(f), in each case which is material to the Kelda Group taken as a whole;

(g) since 31 March 2007 and except as disclosed in Kelda's annual report and accounts for the year then ended or in the Interim Results or as otherwise publicly announced by Kelda prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to Saltaire Water (or its advisers), any member of the Wider Saltaire Water Group (or their respective advisers), the Consortium (or its respective advisers) or any member of the Consortium (or their respective advisers), by or on behalf of Kelda prior to this announcement and other than in respect of, or in relation to, or as a result of any decision, ruling, resolution or review by Ofwat or in respect of the Licence:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading position or profit or prospects of any member of the Wider Kelda Group, which in any case is material in the context of the Kelda Group taken as a whole;

(ii) no contingent or other liability of any member of the Wider Kelda Group having arisen or become apparent or increased, which in any case is material in the context of the Kelda Group taken as a whole;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Kelda Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Kelda Group, which in any case is material in the context of the Kelda Group taken as a whole; and

(iv) (other than as a result of the Proposals) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted against or remaining outstanding against or in respect of any member of the Wider Kelda Group, which in any case is material in the context of the Kelda Group taken as a whole;

(h) except as disclosed in Kelda's annual report and accounts for the year ended 31 March, 2007 or in the Interim Results or as otherwise publicly announced by Kelda prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to Saltaire Water (or its advisers), any member of the Wider Saltaire Water Group (or their respective advisers), the Consortium (or its respective advisers) or any member of the Consortium (or their respective advisers), by or on behalf of Kelda before this announcement, Saltaire Water not having discovered:

(i) that any financial or business or other information concerning the Wider Kelda Group disclosed at any time by or on behalf of any member of the Wider Kelda Group, whether publicly, to Saltaire Water or to any of its advisers, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading to an extent which in any such case is material in the context of the Kelda Group taken as a whole and which was not subsequently corrected before the date of this announcement by disclosure either publicly or otherwise to Saltaire Water;

(ii) that any member of the Wider Kelda Group is subject to any liability (actual or contingent) which is not disclosed in Kelda's annual report and accounts for the financial year ended 31 March 2007 or the Interim Results and which in any such case is material in the context of the Kelda Group taken as a whole; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Kelda Group to an extent which is material in the context of the Kelda Group taken as a whole; and

(i) except as disclosed in Kelda's annual report and accounts for the year ended 31 March, 2007 or in the Interim Results or as otherwise publicly announced by Kelda prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed to Saltaire Water (or its advisers), any member of the Wider Saltaire Water Group (or their respective advisers), the Consortium (or its respective advisers) or any member of the Consortium (or their respective advisers), by or on behalf of Kelda before the date of this announcement, Saltaire Water not having discovered:

(i) that any past or present member of the Wider Kelda Group has not complied with any applicable legislation or regulations of any relevant jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance is material in the context of the Kelda Group taken as a whole, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Kelda Group, which in any case is material in the context of the Kelda Group taken as a whole;

(ii) that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Kelda Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party, which in any case is material in the context of the Kelda Group taken as a whole; or

(iii) that circumstances exist whereby a person or class of persons would be likely to institute or bring any claim, litigation, prosecution or other legal proceeding in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or

carried out by any past or present member of the Wider Kelda Group, which is or would be material in the context of the Kelda Group taken as a whole.

4. Conditions 3(a) to (i) (inclusive) must be fulfilled, be determined by Saltaire Water to be or remain satisfied or (if capable of waiver) be waived by Saltaire Water by 11.59 p.m. on the date immediately preceding the Scheme Hearing, failing which the Ordinary Scheme Proposals shall lapse. Subject to the requirements of the Panel, Saltaire Water reserves the right to waive all or any of Conditions 3(b) to 3(i) inclusive, in whole or in part. Saltaire Water shall be under no obligation to waive or treat as fulfilled any of Conditions 3(b) to 3(i) inclusive by a date earlier than the date specified in Condition 1 for the fulfilment thereof, notwithstanding that other of the other Conditions 3(b) to 3(i) inclusive may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

5. If Saltaire Water is required by the Panel to make an offer for any Ordinary Shares under Rule 9 of the City Code, Saltaire Water may make such alterations to the above Conditions as are necessary to comply with that Rule.

6. The Ordinary Scheme Proposals will lapse if (i) the European Commission initiates proceedings under Article 6(1)(c) of the EC Merger Regulation; or (ii) there is a reference of the Acquisition to the Competition Commission, in either case before the date of the Ordinary Scheme Court Meeting.

7. For the purpose of these conditions, a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything, and "intervene" shall be construed accordingly.

Part B: B Scheme Proposals

8. The B Scheme will be conditional upon:

(a) approval of the B Scheme by a majority in number, representing 75 per cent. or more in value, of the B Scheme Shareholders present and voting, either in person or by proxy, at the B Scheme Court Meeting or at any adjournment thereof;

(b) all resolutions necessary to approve and implement the B Scheme being duly passed by the requisite majority at the EGM or any adjournment thereof;

(c) the sanction (without modification or with modification as agreed by Kelda and Saltaire Water acting reasonably) of the B Scheme and the confirmation of any reduction of capital involved therein by the Court, an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered by him; and

(d) the Ordinary Scheme becoming effective.

For the avoidance of doubt, unless prior thereto or simultaneous therewith the Ordinary Scheme becomes effective, the B Scheme will not become effective. The Ordinary Scheme is not conditional upon the B Scheme becoming effective.

Part C: Further Terms of the Proposals

9. Saltaire Water reserves the absolute right to elect, subject to the prior consent of the Panel, to implement the Proposals by way of takeover offers (as defined in section 974 of the Companies Act 2006) as it may determine in its absolute discretion. In such event, such offers will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage (being more than 50 per cent.) as Saltaire Water may decide or the Panel may require) of the Shares to which each such offer would relate), so far as applicable, as those which would apply to the Schemes.

10. Save to the extent cancelled pursuant to the Schemes, the Shares will be acquired by Saltaire Water fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions (if any) announced, declared or paid on or after the date of this announcement excluding the Interim Dividend of 10.65 pence per Ordinary Share declared on 26 November 2007 and due to be paid on 4 January 2008 to Ordinary Shareholders on Kelda's register of members on 7 December 2007.

11. The Proposals will be on the terms and will be subject, amongst other things, to those terms which will be set out in the Scheme Document and such further terms as may be required to comply with the Listing Rules and the provisions of the City Code.

12. The availability of the Proposals to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

13. This announcement and any rights or liabilities arising hereunder, the Proposals, the Schemes and any proxies will be governed by English law and be subject to the jurisdiction of the English courts. The City Code applies to the Proposals.

APPENDIX 2

SOURCES OF INFORMATION AND BASES OF CALCULATION

1. The value under the Proposals attributed to the existing issued share capital of Kelda is based upon 275,788,770 Ordinary Shares and 5,167,670 B Shares in issue as at the close of business on 23 November 2007, being the last Business Day prior to this announcement.

2. Unless otherwise stated, the financial information on Kelda is extracted or derived without any adjustment from Kelda's Annual Report and Accounts for the year ended 31 March 2007 and from the Interim Results.

3. The market prices of the Ordinary Shares are the closing middle market quotations as derived from the daily Official List.

4. The average middle-market price of the Ordinary Shares for the six months to 21 November 2007 is derived from data provided by Datastream.

DIRECTORS' IRREVOCABLE UNDERTAKINGS

Part A: Ordinary Shares

The following directors have given irrevocable undertakings to vote in favour of the Ordinary Scheme Proposals at the Meetings:

Name	Number of Ordinary Shares	% of Issued Ordinary Share capital
John Napier	23,076	0.008
Kevin Whiteman	49,857	0.018
Martin Towers	13,523	0.005
Christopher Fisher	6,000	0.002
David Salkeld	7,692	0.003
Ed Anderson	3,030	0.001
Kate Avery	3,666	0.001
Total	**106,844**	**0.039**

Part B: B Shares

The following directors have given irrevocable undertakings to vote in favour of the B Scheme Proposals at the Meetings:

Name	Number of B Shares	% of Issued B Share capital
John Napier	30,000	0.581
Kevin Whiteman	44,815	0.867
Christopher Fisher	5,000	0.097
David Salkeld	10,000	0.194
Kate Avery	576	0.011
Total	**90,391**	**1.749**

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

"Appendices"	the appendices to this announcement;
"Australia"	the Commonwealth of Australia, its territories and possessions;
"Authorisations"	authorisations, orders, directions, rules, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;
"B Scheme"	the scheme of arrangement proposed to be made under section 425 of the Companies Act between Kelda and the B Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Kelda and Saltaire Water;
"B Scheme Court Meeting"	the meeting of the holders of the B Scheme Shares (and any adjournment thereof) to be convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the B Scheme (with or without amendments);
"B Scheme Effective Date"	the date upon which the B Scheme becomes effective in accordance with its terms;
"B Scheme Proposals"	the B Scheme and other matters relevant thereto to be considered at the B Scheme Court Meeting and the EGM;
"B Scheme Shareholders"	the holders of the B Scheme Shares, from time to time;
"B Scheme Shares"	B Shares in issue at the date of this announcement, namely 26 November 2007;
"B Scheme Special Resolution"	the special resolution to be proposed by Kelda at the EGM in connection with, among other things, the approval of the B Scheme and the confirmation of the related reduction of capital;
"B Share Continuing Dividend"	the non-cumulative preferential dividend payable in relation to each B Share at a rate of 75 per cent. of twelve month LIBOR on the amount of 210 pence per B Share;
"B Shareholders"	the holders of B Shares, from time to time;
"B Shares"	the non-cumulative preference shares of 1 penny each in the capital of Kelda;
"Business Day"	a day (excluding Saturdays, Sundays and UK public holidays) on which banks are generally open for business in London;
"Canada"	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof;
"Capital Reductions"	the proposed reduction of the share capital of Kelda provided for by the Ordinary Scheme and the B Scheme, under section 137 of the Companies Act 1985;
"Citi"	Citigroup Global Markets Limited;
"City Code"	the City Code on Takeovers and Mergers;
"Companies Act"	the Companies Act 1985;
"Competing Proposal"	any offer, scheme of arrangement, merger or business combination, or similar transaction which is announced or entered into by a third party which is not acting in concert (as defined in the City Code) with Saltaire Water and the purpose of which is to enable that third party (or any other person not acting in concert (as defined in the City Code) with Saltaire Water) to acquire all or a significant proportion (being 30 per cent. or more when aggregated with the shares already held by the third party and anybody acting in concert (as defined in the City Code) with that third party) of the ordinary share capital of Kelda, or all or a significant proportion (being 30 per cent. or more) of the undertaking, assets or business of the Kelda Group;
"Conditions"	the conditions to the Proposals (including the Ordinary Scheme Proposal and the B Scheme Proposal) which are set out in Part A and

	Part D respectively of Appendix 1 to this announcement;
"Consortium"	Citi Infrastructure Investors, a unit of Citigroup Alternative Investments LLC, GIC Special Investments Pte Ltd, Infracapital Partners LP and HSBC Bank plc;
"Court"	the High Court of Justice in England and Wales;
"Court Order Date"	the date on which the relevant Court Order is made or, if later, the date on which the Court Order takes effect;
"Court Orders"	the Scheme Court Orders and the Reduction Court Orders;
"EBT"	The Yorkshire Water Employee's Trust established pursuant to a deed dated 7 February 1996;
"EGM"	the extraordinary general meeting of the Shareholders to be held to consider and, if thought fit, approve, amongst other things, certain matters for the purposes of implementing the Proposals, the EGM Resolutions, and any adjournment thereof;
"EGM Resolutions"	the resolutions to be proposed at the EGM in connection with the proposals to consider, amongst other things, the Ordinary Scheme Special Resolution and the B Scheme Special Resolution and such other matters as may be agreed between Kelda and Saltaire Water as necessary or desirable for the purposes of implementing the Proposals;
"European Commission"	the European Commission (formerly the Commission of the European Communities);
"Financial Services Authority"	the UK Financial Services Authority;
"Form of Election"	the form of election and authority relating to the Loan Note Alternative;
"Forms of Proxy"	the form of proxy in connection with the Meetings, in each case which shall accompany the Scheme Document;
"Greenhill & Co."	Greenhill & Co. International LLP;
"HSBC"	HSBC Bank plc;
"Implementation Agreement"	means the agreement between Kelda, Saltaire Water and each member of the Consortium (or an affiliate thereof) entered into on 26 November 2007 and containing certain obligations and commitments in relation to implementation of the Proposals;
"Interim Dividend"	the interim dividend of 10.65 pence per Ordinary Share in respect of the six months ended 30 September 2007 declared on 26 November 2007 which is expected to be paid on 4 January 2008 to Ordinary Shareholders on the Kelda register of members on 7 December 2007;
"Interim Results"	means the interim results of the Kelda Group for the six month period ended on 30 September 2007 as announced by Kelda on 26 November 2007;
"JPMorgan Cazenove"	JPMorgan Cazenove Limited;
"Japan"	Japan, its cities, prefectures, territories and possessions;
"Kelda"	Kelda Group plc, a company registered in England and Wales with company number 2366627;
"Kelda Connected Person"	means, in relation to Kelda, each member of Kelda's Group and each of their respective directors, officers, employees, consultants, agents and advisors;
"Kelda Group"	Kelda and its subsidiaries and subsidiary undertakings;
"Kelda Group Share Schemes"	the Kelda Group Long Term Incentive Plan 2003 and the 1999 Kelda Group Sharesave Scheme;
"Lexicon Partners"	Lexicon Partners Limited;
"LIBOR"	the London inter-bank offered rate expressed as a rate per annum for six month sterling deposits;
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name;
"Loan Note Alternative"	the alternative whereby Ordinary Scheme Shareholders and B Scheme Shareholders (other than Restricted Overseas Persons and US Persons) may elect to receive, subject to terms and conditions set

	out in the Ordinary Scheme or the B Scheme, as the case may be, Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Scheme or the B Scheme;
"Loan Note Elected Shares"	Ordinary Scheme Shares (if any) and B Scheme Shares (if any) in respect of which: (a) valid elections have been made under the Loan Note Alternative in accordance with its terms; and (b) Loan Notes are to be issued in accordance with the Loan Note Alternative;
"Loan Notes"	the Loan Notes of Saltaire Water to be issued pursuant to the Loan Note Alternative;
"London Stock Exchange"	London Stock Exchange plc or its successor;
"Meetings"	the Ordinary Scheme Court Meeting, the B Scheme Court Meeting and/or the EGM, as the case may be;
"Merrill Lynch"	Merrill Lynch International;
"Official List"	the official list of the London Stock Exchange;
"Ofwat"	means the Water Services Regulation Authority;
"Ordinary Scheme"	the scheme of arrangement proposed to be made under section 425 of the Companies Act between Kelda and the Ordinary Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Kelda and Saltaire Water;
"Ordinary Scheme Capital Reduction"	the proposed reduction of the ordinary share capital of Kelda provided for by the Ordinary Scheme under section 137 of the Companies Act 1985;
"Ordinary Scheme Court Meeting"	the meeting of the holders of the Ordinary Scheme Shares (and any adjournment thereof) in issue at the Ordinary Scheme Voting Record Time to be convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Ordinary Scheme (with or without amendment);
"Ordinary Scheme Effective Date"	the date upon which the Ordinary Scheme becomes effective in accordance with its terms;
"Ordinary Scheme Proposals"	the Ordinary Scheme and other matters relevant thereto to be considered by Ordinary Shareholders at the Ordinary Scheme Court Meeting and the EGM;
"Ordinary Scheme Shareholders"	the holders of Ordinary Scheme Shares, from time to time;
"Ordinary Scheme Shares"	Ordinary Shares: (a) in issue as at the date of the Scheme Document; (b) (if any) issued after the date of the Scheme Document and prior to the Ordinary Scheme Voting Record Time; and (c) (if any) issued on or after the Ordinary Scheme Voting Record Time and at or prior to 6.00 p.m. (London time) on the day before the Scheme Hearings either on terms that the original or any subsequent holders thereof shall be bound by the Ordinary Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Ordinary Scheme, but excluding any Ordinary Shares held by Saltaire Water and, if Saltaire Water so requests, and subject to receiving the written consent of the trustee of the EBT and, if required, the consent of the Panel, any Ordinary Shares held by the EBT;
"Ordinary Scheme Special Resolution"	the special resolution to be proposed by Kelda at the EGM in connection with, among other things, the approval of the Ordinary Scheme and confirmation of the related reduction of capital;
"Ordinary Scheme Voting Record Time"	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Ordinary Scheme will be determined;
"Ordinary Shareholders"	the holders of Ordinary Shares, from time to time;

"Ordinary Shares"	ordinary shares of 20 2/9 pence each in the capital of Kelda;
"Panel"	the Panel on Takeovers and Mergers;
"Proposals"	the Ordinary Scheme Proposals and the B Scheme Proposals;
"Reduction Court Orders"	the orders of the Court confirming the Capital Reductions under section 137 of the Companies Act 1985;
"Reduction Hearing"	the hearing by the Court to confirm the reduction of Kelda's share capital under section 137 of the Companies Act as provided by the Schemes;
"Registrar of Companies"	the Registrar of Companies in England and Wales;
"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules;
"Restricted Overseas Person"	a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Saltaire Water reasonably believes to be in, or resident in Australia, Canada, United States of America or Japan and persons in any other jurisdiction (other than US Persons in the UK) whom Saltaire Water is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Saltaire Water regards as unduly onerous;
"Saltaire Water"	Saltaire Water Limited, a company incorporated in England and Wales with registered number 6433802 and whose registered office is at Citi Infrastructure Investors, Level 32, Citigroup Centre, 25 Canada Square, Canary Wharf, London E14 5LB;
"Scheme Court Orders"	the orders of the Court sanctioning the Ordinary Scheme and the B Scheme under section 425 of the Companies Act;
"Scheme Document"	the document to be posted to Shareholders as soon as practicable following the date of this announcement containing and setting out, amongst other things, the terms and conditions of the Ordinary Scheme and the B Scheme, certain information about Kelda and Saltaire Water, the Ordinary Scheme and the B Scheme and the notices convening the Meetings;
"Scheme Documentation"	the Scheme Document and the accompanying Forms of Proxy and Forms of Election to be posted to Shareholders and others following the date of this announcement;
"Scheme Hearings"	the hearing or hearings by the Court to sanction the Ordinary Scheme and the B Scheme and to grant the Court Orders;
"Schemes"	the Ordinary Scheme and the B Scheme;
"Shares"	the Ordinary Shares and the B Shares;
"Shareholders"	the Ordinary Shareholders and the B Shareholders;
"Substantial Interest"	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking;
"Third Party"	any central bank, ministry, government, government department, governmental, quasi-governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, excluding for the avoidance of doubt Ofwat;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority under the Financial Services and Markets Act 2000;
"United States of America or United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended, and

"US Person"	a US person as defined in Regulation S under the US Securities Act;
"US Securities Act"	the US Securities Act 1933, as amended, and the rules and regulations promulgated thereunder;
"Wider Kelda Group"	Kelda and the subsidiaries and subsidiary undertakings of Kelda and its associated undertakings (including any joint venture, partnership, firm or company in which any member (or members) of the Kelda Group taken together have a Substantial Interest);
"Wider Saltaire Water Group"	Saltaire Water and its group undertakings, the members of the Consortium and their respective subsidiaries, subsidiary undertakings and associated undertakings (including any joint venture, partnership, firm or company in which a Consortium member has a Substantial Interest); and
"Yorkshire Water"	Yorkshire Water Services Limited, a company registered in England and Wales, with company number 2366682.

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking", "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

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